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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Batinovich, Robert (Last) (First) (Middle)		Glenborough Realty Trust Incorporated (GLB)

	400 South El Camino Real (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			12/26/02

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Mateo, CA 94402 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman & Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Preferred Stock		12/23/02				J (1)			86	A	(1)		6,818(2)		I		via Glenborough Partners

	Common Stock		12/23/02				A			20,000	A	(3)		1,185,435		D

	Common Stock		12/23/02				J (1)			378	A			29,660(2)		I		via Glenborough Partners

														(4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	OP Units		(5)		12/23/02				J(1)			1,690

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(5)	(5)		Common Stock	1,690		(1)		133,200 (2)		I		via Glenborough Partners

									(4)

Explanation of Responses:

Note 1
Glenborough Partners, a partnership in which the reporting person holds an interest, owns securities of the Issuer. The securities acquired by the reporting person are attributable to an increase in the reporting person's interest in Glenborough Partners, as a result of a redemption by Glenborough Partners of a portion of its outstanding partnership interests. No consideration was paid by the reporting person in connection with such redemption.

Note 2
Glenborough Partners is a partnership in which the reporting person holds an interest. Represents the reporting person's beneficial interest in securities of the Issuer held or acquired (or disposed of, as the case may be) by Glenborough Partners. No consideration was paid (or received, as the case may be) by the reporting person in connection with such acquisition (or disposition, as the case may be).

Note 3
The shares were granted pursuant to (i) the Issuer’s 1996 Stock Incentive Plan (the “Plan”), and (ii) an Officer’s Restricted Stock Bonus Agreement (the “Agreement”) between the reporting person and the Issuer. No consideration was given by the reporting person other than the terms and conditions specified in the plan and the Agreement. 20% of the shares vest on each of the first through fifth anniversaries of the grant.

Note 4
The reporting person no longer has a reportable beneficial interest in securities of the Issuer owned by his daughter and included in the reporting person’s prior ownership reports.

Note 5
Represents the reporting person’s portion of the shares of common stock of the Issuer that would be acquired by Glenborough Partners (a partnership in which the reporting person holds an interest), if Glenborough Partners exercises its option to redeem (“Redemption Rights”) certain operating partnership units (“OP Units”) in Glenborough Properties, L.P. (the “Operating Partnership”), and the Issuer, as general partner of the Operating Partnership, in turn elects to acquire such OP Units in exchange for shares of the Issuer’s common stock, rather than for cash. The number of shares issued in such case would be equal to the number of OP Units redeemed. Beneficial ownership of Glenborough Partners’ OP Units is indirectly attributable to the reporting person by virtue of the reporting person’s partnership interest in Glenborough Partners. The Redemption Rights expire on December 31, 2095, the expiration of the term of the Operating Partnership.

/s/ Robert Batinovich **Signature of Reporting Person	12/23/02 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.